VF 9-19-02

02053259

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
[W]ashington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49952

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EStreet Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

RECD S.E.C.
AUG 28 2002
535

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple + Cooper LLP

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 9-19-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rosalie C. Carroll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of eStreet Securities, Inc., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

WILMA J. SWART NOTARY PUBLIC MY COMMISSION EXPIRES 2/11/03 MARICOPA COUNTY AZ.

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

eSTREET SECURITIES, INC. AND SUBSIDIARY
660 South Mill Avenue, Suite 315
Tempe, Arizona 85281

March 12, 2002

Semple & Cooper, LLP
Certified Public Accountants
2700 North Central Avenue, Ninth Floor
Phoenix, Arizona 85004

Gentlemen:

We are providing this letter in connection with your audit of the consolidated statement of financial condition of eStreet Securities, Inc. and Subsidiary, and the related consolidated statement of operations and changes in stockholders' equity, changes in subordinated borrowings, and cash flows of eStreet Securities, Inc. and Subsidiary as of December 31, 2001, and for the year then ended, for the purpose of expressing an opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows of eStreet Securities, Inc. and Subsidiary, in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the consolidated statement of financial condition, results of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows in conformity with accounting principles generally accepted in the United States of America.

We confirm, to the best of our knowledge and belief, as of December 31, 2001, the following representations made to you during your audit.

1. The consolidated financial statements referred to above are fairly presented in conformity with generally accepted accounting principles.

2. We have made available to you all:

    a. Financial records and related data.

    b. Minutes of the meetings of stockholders', directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the consolidated financial statements.

5. We believe that the effects of the posted financial statement adjustments summarized in the accompanying schedule are immaterial, both individually and in the aggregate, to the consolidated financial statements taken as a whole.

6. There has been no:

   a. Fraud involving management or employees who have significant roles in internal control.

   b. Fraud involving others that could have a material effect on the consolidated financial statements.

7. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

8. The following have been properly recorded or disclosed in the consolidated financial statements:

   a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

   b. Guarantees, whether written or oral, under which the Company is contingently liable.

   c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties.

9. There are no:

   a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) Statement No 5, "Accounting for Contingencies."

   c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

10. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

11. The Company has complied with all aspects of contractual agreements that would have a material effect on the consolidated financial statements in the event of noncompliance.

12. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

13. Provision has been made for any material loss to be sustained in the fulfillment of, or from inability to fulfill, any purchase or sales commitments.

14. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements, except as disclosed in the consolidated financial statements or notes thereto or as follows:

    It is understood that the term "securities and investments not readily marketable" shall include, but not be limited to, any of the following:

    a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

    b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3B of such act have been complied with), that is, restricted stock.

    c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

15. In addition, the Company at December 31, 2001, had:

    a. Recorded all securities exchange memberships on the books.

    b. Properly recorded all participation in joint accounts carried by others.

    c. No material unrecorded assets or contingent assets such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on fulfillment of conditions regarded as uncertain.

    d. No open contractual commitments other than those appearing on the memo books and records.

e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement, except as disclosed in the consolidated financial statements or notes thereto.

16. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under Rule 15c3-1 and have been properly approved.

17. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the consolidated financial statements:

a. The concentration exists at the date of the consolidated financial statements.

b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

c. It is at least reasonably possible that the events that could cause severe impact will occur in the near term.

18. There are no capital withdrawals anticipated within the next six months other than as disclosed in the consolidated financial statements or notes thereto.

19. There are no material weaknesses or inadequacies at December 31, 2001, or during the period January 1, 2001 to March 12, 2002, in internal control and control activities for safeguarding securities, and the practices and procedures followed in:

a. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

b. Making the quarterly securities examinations, counts, verifications and comparisons and the reconciliation of differences required by Rule 17a-13.

c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

d. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

f. Making daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

20. Net capital computations, prepared by the Company during the period from January 1, 2000 through March 12, 2002, indicated that the Company was in compliance with the requirements of Rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under Rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

21. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

22. During the year ended December 31, 2001, the investment in uGive Interactive, Inc., in the amount of $518,946.57, was transferred to eStreet Holdings, Inc. in exchange for a credit against the intercompany account payable. Prior to the transfer, all interest accrued during the year was credited to the benefit of eStreet Capital, Inc.

23. Subsequent to year end, the investment in eStreet Venture Fund, LLC, in the amount of $108,669, was transferred to eStreet Holdings, Inc. in exchange for a credit in the intercompany account.

24. eStreet Securities, Inc. received a capital contribution from eStreet Holdings, Inc. in the amount of $16,580 during the year.

25. The balance of the intercompany account, "Due to/from eStreet Holdings, Inc." is a payable from eStreet Capital, Inc., in the amount of $1,475,641 as of December 31, 2001. Subsequent to December 31, 2001, the payable was reduced by the transfer of the investment in eStreet Venture Fund, LLC to eStreet Holdings, Inc.

26. During the year, eStreet Securities, Inc. and Subsidiary was named as a co-defendant, along with the other subsidiaries of eStreet Holdings, Inc. in a lawsuit filed by STG, Inc. in the approximate amount of $1,000,000. The Company filed a counterclaim subsequent to year end. Management believes they have a valid counterclaim and the likelihood of any potential loss is remote. Currently, the matter is still pending and the amount of any potential gain or loss is not determinable as of December 31, 2001.

27. Subsequent to December 31, 2001, the parent company was named as a co-defendant in a lawsuit filed by Comerica, formerly known as Imperial Bank. eStreet Securities, Inc. and Subsidiary may be found liable for some portion or all of the $7,500,000 line of credit defaulted on by eStreet Holdings, Inc. Any ultimate loss attributable to eStreet Securities, Inc. and Subsidiary is indeterminate as of December 31, 2001. The liability has been recorded in full on the financial statements of eStreet Holdings, Inc., the parent company of eStreet Securities, Inc., with any benefit inuring to eStreet Securities, Inc. and Subsidiary recorded through the intercompany account.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the aforementioned consolidated financial statements.

Rosalie C. Carroll, President eStreet Securities, Inc.	Mar 27, 2002 Date
Randall Pullen, President eStreet Capital, Inc.	3/27/02 Date

SEMPLE & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

BDO SEIDMAN ALLIANCE

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

To The Stockholders of
eStreet Securities, Inc.

In planning and performing our audit of the financial statements of eStreet Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(ii) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Semple & Cooper, LLP
Phoenix, Arizona

March 7, 2001

SEMPLE & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

BDO SEIDMAN ALLIANCE

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1667

2002 APR -1 AM 10:30

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders of
eStreet Securities, Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of eStreet Securities, Inc. and Subsidiary as of December 31, 2001, and the related consolidated statement of operations, changes in stockholders' deficit, cash flows and changes in subordinated borrowings for the year ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eStreet Securities, Inc. and Subsidiary as of December 31, 2001, and the results of their operations, changes in stockholders' deficit, cash flows and changes in subordinated borrowings for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the consolidated financial statements, the Company has incurred significant losses since inception and had current trade payables in excess of cash as of December 31, 2001. These conditions raise substantial doubt as to the ability of the Company to continue as a going concern. Management's plans in regard to these matters are discussed in Note 8. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Semple & Cooper, LLP
Certified Public Accountants

Phoenix, Arizona
March 7, 2002

eSTREET SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents (Note 1)	$	13,229
Securities owned, not readily marketable (Notes 2, 4 and 7)		108,669
Accounts receivable - trade, net (Note 1)		11,660
Prepaid expenses		13,602
Property and equipment, net (Notes 1 and 3)		105,159
Total Assets	$	252,319

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:		
Accounts payable	$	292,876
Intercompany payable (Note 4)		1,475,641
Notes payable - related parties (Note 4)		195,000
Commission payable		10,494
Interest payable		16,151
Other liabilities		8,813
Total Liabilities		1,998,975
Contingencies: (Note 7)		-
Stockholders' Deficit:		
Series A Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding		-
Common stock, $0.001 par value, 20,000,000 shares authorized, 8,000,000 shares issued and outstanding		8,000
Additional paid-In capital		936,647
Accumulated deficit		(2,691,303)
Total Stockholders' Deficit		(1,746,656)
Total Liabilities and Stockholders' Deficit	$	252,319

The Accompanying Notes are an Integral Part of the Consolidated Financial Statements

eSTREET SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	$ 19,574
Cost of Sales	
Commissions	16,034
Gross Profit	3,540
General and Administrative Expenses:	
Bad debt expense	210,143
Professional fees	62,319
Payroll and payroll taxes	320,640
Depreciation and amortization expense	97,825
Other general and administrative expenses	90,262
Total General and Administrative Expenses	781,189
Loss from Operations	(777,649)
Other Income (Expense):	
Interest income	7,056
Interest expense	(13,856)
	(6,800)
Net Loss	$ (784,449)

The Accompanying Notes are an Integral Part
of the Consolidated Financial Statements

eSTREET SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2001

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balance at December 31, 2000	-	$ -	8,000,000	$ 8,000	$ 920,067	$ (1,906,854)	$ (978,787)
Additional capital contribution	-	-	-	-	16,580	-	16,580
Net loss for the year ended December 31, 2001	-	-	-	-	-	(784,449)	(784,449)
Balance at December 31, 2001	-	$ -	8,000,000	$ 8,000	$ 936,647	$ (2,691,303)	$ (1,746,656)

The Accompanying Notes are an Integral Part
of the Consolidated Financial Statements

eSTREET SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Increase (Decrease) in Cash and Cash Equivalents:	
Cash flows from operating activities:	
Net Loss	$ (784,449)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	97,825
Interest added to note receivable	(18,947)
Expenses assumed by eStreet Holdings, Inc., converted to equity	1,580
Changes in Assets and Liabilities:	
Accounts receivable - trade, net	225,043
Interest receivable	11,890
Prepaid expenses	(13,602)
Accounts payable	(55,464)
Intercompany payables	455,841
Commissions payable	10,494
Interest payable	13,855
Other liabilities	8,813
Net cash used by operating activities	(47,121)
Cash flows from financing activities:	
Capital contribution	15,000
Net cash provided by financing activities	15,000
Net change in cash and cash equivalents	(32,121)
Cash and cash equivalents at beginning of year	45,350
Cash and cash equivalents at end of year	$ 13,229
Supplemental disclosure of cash flow information:	
Interest paid	$ 13,856
Income taxes paid	$ -

The Accompanying Notes are an Integral Part of the Consolidated Financial Statements

eSTREET SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated borrowings at December 31, 2000	$ -
Changes	-
Subordinated borrowings at December 31, 2001	$ -

The Accompanying Notes are an Integral Part
of the Consolidated Financial Statements

Note 1
Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates

Nature of Operations:

eStreet Securities, Inc. is a broker-dealer subject to regulation under the Securities Exchange Act of 1934. eStreet Securities, Inc. has a wholly-owned subsidiary, eStreet Capital, Inc. (collectively "the Company") which was incorporated in the State of Delaware on June 1, 2000. eStreet Capital, Inc. performs due diligence procedures on start-up companies on behalf of which the broker-dealer contemplates raising capital. eStreet Securities, Inc., formerly known as EGI Capital Markets, LLC, (an inactive company), was purchased by IPO Capital, LLC on October 5, 1999 and subsequently renamed IPOsolutions.com, LLC ("IPO"). IPO was subsequently re-incorporated as a Delaware company on May 5, 2000, under the name eStreet Securities, Inc. eStreet Securities, Inc. is a wholly-owned subsidiary of eStreet Holdings, Inc.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation:

The consolidated financial statements include the accounts of eStreet Securities, Inc. and its wholly-owned subsidiary, eStreet Capital, Inc. The Company is engaged in a single line of business as a securities broker-dealer. All material intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents:

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

Accounts Receivable:

The Company follows the allowance method of recognizing uncollectible accounts receivable. The allowance method recognizes bad debt expense as a percentage of accounts receivable based on a review of the individual accounts outstanding, and the Company's prior history of uncollectible accounts receivable. At December 31, 2001, an allowance of $117,462 has been established for uncollectible accounts receivable.

Property and Equipment:

Property and equipment are recorded at their historical cost basis. Depreciation is provided for on the straight-line method over the estimated useful lives of the assets. The average life of the property and equipment is approximately three (3) years. In addition, property and equipment includes website development costs, which are amortized over three (3) years on a straight-line basis. Amortization of the asset is included in depreciation. Maintenance and repairs that neither materially add to the value of the property and equipment nor appreciably prolong its life are charged to expense as incurred. Betterments or renewals are capitalized when incurred. Property and equipment are reviewed each year to determine whether any events or circumstances indicate that the carrying amount may not be recoverable. Such review includes estimating future cash flows.

Note 1
Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates (Continued)

Revenue Recognition:

The Company derives revenue from the commissions earned on the raising of funds for various entities. Revenues are recognized when earned, which is generally at the time of closing of a funding.

In addition, the Company generates revenue from the commissions earned on the sale of variable annuities. The commission is considered earned upon the issuing insurance company's receipt of the client's fully completed and signed investment application.

Advertising Costs:

Advertising costs are charged to operations when incurred. For the year ended December 31, 2001, advertising costs were $11,770.

Provision for Income Taxes:

Deferred income taxes will be determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company's assets and liabilities. Deferred income taxes will be measured based on the tax rates expected to be in effect when the temporary differences are included in the Company's consolidated tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

At December 31, 2001, deferred tax assets consist of the following:

Net operating loss carryforwards	$	664,403
Charitable contributions		825
Allowance for doubtful accounts		38,773
		704,001
Less: valuation allowance		(704,001)
	$	-

The valuation allowance account has been increased by approximately $250,000 over the prior year amount. At December 31, 2001, the Company had federal net operating loss carryforwards in the approximate amount of $2,012,000, available to offset future taxable income through 2021. The Company established a valuation allowance equal to the full amount of the deferred tax asset due to the uncertainty of the utilization of the operating losses in the future periods. The Company files a consolidated tax return with eStreet Holdings, Inc. All provisions for taxes, including deferred taxes, are provided for through the intercompany accounts. The Company is responsible for its allocated portion of tax expenses and benefits. However, since inception, both the Company and its parent have had no taxable income. As such, no allocations have been made.

Note 2
Securities Owned, Not Readily Marketable

Securities owned, not readily marketable are comprised of investment securities in which the Company has less than 20% interest, and for which there is no independent publicly-quoted market value.The securities are recorded at the lower of cost or net realizable value. As of December 31, 2001, the securities, in the amount of $108,669, represented an investment in 1.08 units of eStreet Venture Fund, LLC., a related entity. Management believes the carrying value approximates fair market value as of the date of the financial statements (See Note 4).

Note 3
Property and Equipment

As of December 31, 2001, property and equipment are comprised of the following:

Computer hardware	$ 133,224
Website	135,381
Computer software	9,348
Telephone system	15,520
	293,473
Less: accumulated depreciation and amortization	(188,314)
	$ 105,159

Note 4
Related Party Transactions

Intercompany Payable:

As of December 31, 2001, the Company had an intercompany payable to eStreet Holdings, Inc. in the amount of $1,475,641. The payable is the result of various cash advances by the parent company, as well as payment or assumption of payroll and general and administrative payables. The amount is non-interest bearing as of December 31, 2001.

Notes Payable – Related Parties:

As of December 31, 2001, eStreet Capital, Inc., the subsidiary, had two (2) 7% interest bearing notes payable to eStreet Holdings, Inc. and its principal shareholder. Both notes payable are due on demand.

Securities Owned, Not Readily Marketable:

During the year, the Company transferred its ownership investment in OpNIX, Inc. to eStreet Venture Fund, LLC. estreet Venture Fund, LLC is owned and operated by eStreet Holdings, Inc., the parent company of eStreet Securities, Inc. and Subsidiary (See Note 2).

Note 5
Consolidated Statement of Cash Flows

Non-Cash Investing and Financing Activities:

During the year ended December 31, 2001, the Company recognized investing and financing activities that affected assets and liabilities, but did not result in cash receipts or disbursements. These non-cash investing and financing activities consisted of the following:

eStreet Holdings, Inc. assumed a note payable in the amount of $125,000 on behalf of the Company.

The Company converted a note receivable plus interest in the amount of $518,947 into an equity investment in uGive Interactive, Inc. This was subsequently transferred to the parent company in an exchange for a credit on the intercompany account.

Expenditures in the amount of $1,580, were paid by eStreet Holdings, Inc. on behalf of the Company, in exchange for an increased equity investment.

Note 6
Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), requiring (1) the maintenance of a minimum amount of net capital and (2) that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $11,338, which was $6,338 in excess of the required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 1 to 1 as of December 31, 2001.

Note 7
Contingencies and Subsequent Events

During the year, eStreet Securities, Inc. and Subsidiary was named as a co-defendant, along with the other subsidiaries of eStreet Holdings, Inc. in a lawsuit filed by STG, Inc. in the approximate amount of $1,000,000. The Company filed a counterclaim subsequent to year end. Management believes they have a valid counterclaim and the likelihood of any potential loss is remote. Currently, the matter is still pending and the amount of any potential gain or loss, is not determinable as of December 31, 2001.

Subsequent to December 31, 2001, the Company transferred its investment in eStreet Venture Fund, LLC, in the amount of $108,669, to eStreet Holdings, Inc., the parent company of eStreet Securities, Inc.

In addition, subsequent to December 31, 2001, the parent company was named as a co-defendant in a lawsuit filed by Comerica, formerly known as Imperial Bank. eStreet Securities, Inc. and Subsidiary may be found liable for some portion or all of the $7,500,000 line of credit defaulted on by eStreet Holdings, Inc. Any ultimate loss attributable to eStreet Securities, Inc. and Subsidiary is indeterminate as of December 31, 2001. The liability has been recorded in full on the financial statements of eStreet Holdings, Inc., with any benefit inuring to eStreet Securities, Inc. and Subsidiary recorded through the intercompany account.

Note 8
Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced significant losses and negative cash flows from operations for the year ended December 31, 2001. The trade payables exceed cash by approximately $280,000, and the Company has an accumulated deficit of approximately $2,700,000 as of December 31, 2001.

There can be no assurances that the Company will be able to continue as a going concern in view of its financial condition. The Company's continued existence will depend upon its ability to obtain sufficient additional capital in a timely manner to fund its operations and to further develop its long-term business plan. Any inability to obtain additional financing will have a material adverse effect on the Company, including possibly requiring the Company to significantly reduce or cease its operations.

These factors raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SUPPLEMENTAL INFORMATION

SCHEDULE I

eSTREET SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Net Capital:	
Total Stockholders' Equity	$ 556,603
Deduct Non-Allowable Assets:	
Investment in subsidiary	(361,276)
Securities owned, not readily marketable	(108,669)
Accounts receivable, net of allowance and commissions	(1,166)
Prepaid expenses	(13,602)
Property and equipment, net	(60,552)
	(545,265)
Net Capital	$ 11,338
Aggregate Indebtedness:	
Accounts payable	$ 1,409
Commission payable	10,494
	$ 11,903
Minimum Net Capital Requirement	$ 5,000
Amount in Excess of Minimum Net Capital	$ 6,338
Ratio: Aggregate Indebtedness to Net Capital	1 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 11,338
Net Capital per above	$ 11,338

SCHEDULE II

eSTREET SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

1	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
A.	Number of items	-
2	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A.	Number of items	-